DAST Consulting Services LLC

Second Amended and Restated Operating Agreement

A.   THIS AMENDED AND RESTATED OPERATING AGREEMENT of DAST Consulting Services LLC (the "Company") is effective as of the date set forth on the signature page hereto by each of the persons named in Exhibit A hereto (referred to individually as a Member and collectively as the Members).

B.   The Members have formed a limited liability company under the Indiana Limited Liability Indiana Limited Liability Company Law (Title 23, Article 18 of the Indiana Code, hereafter "the Indiana Limited Liability Company Act"). The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Indiana. The articles of organization of the Company filed with the Indiana Secretary of State are hereby adopted and approved by the Members.

C.   The original Member entered into that certain Operating Agreement for the Company with an effective date of August 4, 2021.

D.   The original Member, David E. Sexauer ("Sexauer"), entered into that certain Agreement with Andrew Hughes ("Hughes") for the Purchase and Sale of Closely Held Interest of DAST Consulting Services, LLC with an effective date of March 1, 2022, which sold a portion of the Membership Interests held by Sexauer to Hughes, at which time, Hughes became a Member of the Company.

E.   The Members now desire to amend and restate the original Operating Agreement for the Company.

F.   The Members enter into this agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW THEREFORE, the Members agree as follows:

ARTICLE 1: DEFINITIONS

Capitalized terms used in this agreement have the meanings specified in this Article or elsewhere in this agreement and when not so defined shall have the meanings set forth in the Indiana Limited Liability Company Act.

"Capital Contribution" means the amount of cash, property or services contributed to the Company.

"Company" means DAST Consulting Services LLC, an Indiana limited liability company.

"Member" means a Person who acquires Membership Interests, as permitted under this agreement, and who becomes or remains a Member. Members may hold Common Units, Preferred Units, or both, as set forth in this agreement. Rights and privileges associated with Membership Interests may vary depending on whether the Member holds Common or Preferred Units, as specified in this agreement.

"Membership Interests" means either Percentage Interest or Units, based on how ownership in the Company is expressed on Exhibit A.

"Percentage Interest" means a percent ownership in the Company entitling the holder to an economic and voting interest in the Company.

"Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Unit" means a unit of ownership in the Company entitling the Member holding such Unit to an economic interest and a voting interest in the Company.

"Common Units" means a unit of ownership in the Company entitling the Member holding such Unit to an economic interest and a voting interest in the Company. Holders of Common Units are entitled to receive distributions and allocations of profits and losses per Article 3 of this agreement , and pursuant to the Liquidation Preference as set forth herein. . Common Units may be subject to dilution as outlined in this Agreement and other governing documents.

"Preferred Units" means a unit of ownership in the Company entitling the Member holding such Unit to an economic interest in the Company. Preferred Units do not carry voting rights unless otherwise specified and shall entitle the holder to distributions pursuant to the Liquidation Preference as set forth in this agreement. Preferred Units may have other rights and privileges as defined herein or in the applicable subscription agreement.

"Liquidation Preference" means, in the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the right of a holder of Preferred Units to receive, prior to any distribution of assets to the holders of Common Units, an amount equal to 1x the original purchase price of such Preferred Units, or a pro rata share of the available assets if there are insufficient assets to distribute the full purchase price amount.. After payment of such Liquidation Preference, the remaining assets, if any, shall be distributed among the holders of

Common Units and Preferred Units pro rata, based on their respective Membership Interests, or as otherwise set forth in this agreement.

ARTICLE 2: CAPITAL AND CAPITAL CONTRIBUTIONS

2.1 **Capital Contributions and Membership Interests**. The Capital Contributions of the Members, as well as the Membership Interests of each Member, are listed in Exhibit A, which is made part of this agreement. Membership Interests in the Company may be expressed either in Units or directly in Percentage Interests. The Company shall have two classes of equity units: Common Units and Preferred Units, as defined in the Definitions section of this Agreement. Preferred Units shall have the rights, preferences, and privileges as set forth in this Agreement, including but not limited to the Liquidation Preference and distribution rights.

2.2 **Subsequent Contributions**. No Member shall be obligated to make additional capital contributions unless agreed by a vote of at least seventy percent (70%) of Percentage Interest of the Membership Interests of the holders of Common Units.

2.3 **Capital Accounts**. Individual capital accounts may be maintained for each Member consisting of that Member's Capital Contribution, (1) increased by that Member's share of profits, (2) decreased by that Member's share of losses and company expenses, (3) decreased by that Member's distributions and (4) adjusted as required in accordance with applicable tax laws.

2.4 **Interest**. No interest shall be paid on Capital Contributions or on the balance of a Member's capital account.

2.5 **Limited Liability**. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the company except as otherwise provided in this agreement or as required by law.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations**. The profits and losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, pro rata in proportion to relative Membership Interests held by each Member.

3.2 **Distributions**. The Company shall have the right to make distributions of cash and property to the Members pro rata based on the relative Membership Interests, provided that distributions to Preferred Unit holders shall take priority over Common Unit holders in

accordance with the Liquidation Preferences as defined in this agreement. The timing and amount of distributions shall be determined by a majority vote of the Common Units and in accordance with Indiana law.

      3.3 **Limitations on Distributions**. A distribution may not be made if after giving effect to the distribution:

          (1)   the Company would not be able to pay its debts as the debts become due in the usual course of business; or

          (2)   The Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed if the affairs of the Company were to be wound up at the time of the distribution to satisfy any preferential rights that are superior to the rights of Members receiving the distribution.

ARTICLE 4: MANAGEMENT

      4.1 **Management**. The business of the Company shall be managed by the Members. In the event of a dispute between Members, final determination shall be made by a majority vote of the Common Units (unless a greater percentage is required in this Agreement or under Indiana law).

      4.2 **Banking**. The Members are authorized to set up one or more bank accounts and are authorized to execute any banking resolutions provided by the institution where the accounts are being set up. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company.

      4.3 **Officers**. The Members are authorized to appoint one or more officers from time to time. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Members. The current officers of the Company are listed on <u>Exhibit</u> <u>B</u>.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

      5.1 **Accounts**. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying on reasonable notice by any Member or their authorized representatives during normal business hours for purposes

reasonably related to the interest of such person as a Member. The costs of such inspection and copying shall be borne by the Member.

5.2 **Records**. At all times during the term of existence of the Company, and beyond that term if the Members deems it necessary, the Members shall keep or cause to be kept the following:

(a) A current list of the full name and last known business or residence address of each Member, together with the Capital Contribution, the amount and terms of any agreed upon future Capital Contribution, and Membership Interest of each Member;

(b) A copy of the articles of organization and any amendments;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years; and

(d) An original executed copy or counterparts of this agreement and any amendments.

5.3 **Income Tax Returns**. Within 45 days after the end of each taxable year, the Company shall use its best efforts to send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for such year.

5.4 **Tax Matters Member**. David E. Sexauer shall act as tax matters member of the Company to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities and to expend Company funds for professional services and costs associated therewith.

ARTICLE 6: MEMBERSHIP--MEETINGS, VOTING

6.1 **Members and Voting Rights**. Holders of Common Units shall have the right and power to vote on all matters with respect to which this Agreement or Indiana law requires or permits such Member action. Voting shall be based on Membership Interests held by Common Unit holders. Preferred Unit holders shall not have voting rights, except as specifically required by this Agreement or under applicable law. Unless otherwise stated in this Agreement or under Indiana law, a majority vote of the Common Units shall be required to approve or carry an action.

6.2   **Meetings**. Regular or annual meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company.

In any instance in which the approval of the Members is required under this agreement, such approval may be obtained in any manner permitted by Indiana law, including by conference telephone or similar communications equipment. In addition, any action which could be taken at a meeting can be approved without a meeting and without notice if a consent in writing, stating the action to be taken, is signed by the holders of the minimum Membership Interest needed to approve the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1   **Withdrawal**. A Member may withdraw from the Company prior to the dissolution and winding up of the Company with the consent of a vote of at least seventy percent (70%) of Percentage Interest of the Membership Interests of the other holders of Common Units, or if such Member transfers or assigns all of his or her Membership Interests pursuant to Section 7.2 below. A Member which withdraws pursuant to this Section 7.1 shall be entitled to a distribution in an amount equal to such Member's Capital Account.

7.2   **Restrictions on Transfer**. A Member shall not transfer any Membership Interests, whether now owned or later acquired, unless Members holding a majority of the Membership Interests not subject to transfer consent to such transfer. A person may acquire Membership Interests directly from the Company upon the written consent of a at least seventy percent (70%) of Percentage Interest of the Membership Interests of the Members. A person which acquires Membership Interests in accordance with this section shall be admitted as a Member of the Company after the person has agreed to be bound by the terms of this Amended and Restated Operating Agreement by executing a consent in the form of Exhibit C.

ARTICLE 8: DISSOLUTION AND WINDING UP

8.1 **Dissolution**. The Company shall be dissolved upon the first to occur of the following events:

(a)   The vote of Members holding two-thirds (2/3) of the outstanding Common Membership Interests to dissolve the Company.

(b) Entry of a decree of judicial dissolution under Chapter 10 of the Indiana Limited Liability Company Act.

(c) At any time there are no Members, provided that the Company is not dissolved and is not required to be wound up if, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and to the admission of the legal representative of such Member or its assignee to the Company as a Member, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member.

8.2 Priority of Distributions. Upon dissolution, the Company shall proceed to wind up its affairs, liquidate its assets, and discharge its liabilities. The assets of the Company shall be distributed as follows:

(a) First, to the payment of the debts and liabilities of the Company and the expenses of liquidation.

(b) Second, to the holders of Preferred Units in accordance with the Liquidation Preference as defined in this agreement.

(c) Third, any remaining assets shall be distributed to the holders of Common Units and Preferred Units pro rata based on their respective Membership Interests.

8.3 **No automatic dissolution upon certain events**.   Neither the death, incapacity, disassociation, bankruptcy or withdrawal of a Member shall automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, manager, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its

equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any proceeding, or in defense of any claim, issue, or matter in any such proceeding, the agent shall be indemnified against expenses actually and reasonably incurred in connection with the proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case by a vote of at least seventy percent (70%) of Percentage Interest of the Membership Interests of the holders of Common Units.

"Proceeding," as used in this section, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

9.2 **Expenses**. Expenses of each Person indemnified under this agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Members who are not seeking indemnification upon receipt of an undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company.

"Expenses," as used in this section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this section.

ARTICLE 10: GENERAL PROVISIONS

10.1 **Entire Agreement; Amendment**. This agreement constitutes the whole and entire agreement of the parties with respect to the subject matter of this agreement, and it shall not be modified or amended in any respect except by a written instrument executed by the Members holding at least seventy percent (70%) of Percentage Interest of the Membership Interests of the Members. This agreement replaces and supersedes all prior written and oral agreements by and among the Members.

10.2 **Governing Law; Severability**. This agreement shall be construed and enforced in accordance with the internal laws of the State of Indiana. If any provision of this agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity,

illegality, or unenforceability, be severed, and the remaining provisions of this agreement shall remain in effect.

10.3 **Benefit**. This agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.4 **Number and Gender**. Whenever used in this agreement, the singular shall include the plural and the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this agreement may require.

10.5 **No Third Party Beneficiary**. This agreement is made solely for the benefit of the parties to this agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this agreement.

IN WITNESS WHEREOF, the Members have executed or caused to be executed this Amended and Restated Operating Agreement as of the date below.

_____   _____

David E. Sexauer   Andrew Hughes

_____   _____

Date   Date

MEMBERS

The following persons are the Members of the Company, and their capital contributions and ownership is set forth below.

Name	Capital Contribution ($)	Percentage Interest	Equity Type
David E. Sexauer	$100.00	90%	Common
DAST Investments LLC	$1,000,000	10%	Preferred

EXHIBIT B

OFFICERS

The following person(s) are elected as officers of the Company:

None.

EXHIBIT C

NEW MEMBER'S CONSENT

The undersigned agrees to be bound as a Member by the terms of the Amended and Restated Operating Agreement of DAST Consulting Services LLC as if the undersigned was a signatory thereof.

_____
(Signature)

Name: _____

Date: _____